Hi All,

The bitcoin mining project is coming together. I thought I'd reach out to some of you to ask if any of you'd be open to grabbing a spot on my calendar next week for a one on one. So I can walk you through the concept and see what sort of questions you might have. It would greatly help with finishing everything up and helping me put together the final presentation.

If you'd like to meet with me to chat next week so I can have some people to bounce ideas off of, just grab a spot on my calendar here.

https://calendly.com/joshterryplays/30-minute-meeting-zoom

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Best,
Josh Terry
www.tiktok.com/@joshterryplays/

Disclaimers I have to add:

No money or other consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

Indication of interest involves no obligation or commitment of any kind.